Mail Stop 3561

August 11, 2008

Leslie H. Wexner, Chief Executive Officer
Limited Brands, Inc.
Three Limited Parkway, P.O. Box 16000
Columbus, Ohio 43216

       Re: Limited Brands, Inc.
              Form 10-K for the Fiscal Year Ended February 3, 2007
              Filed April 3, 2007
              File No. 001-08344

Dear Mr. Wexner:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director

cc: Douglas L. Williams, Esq.
       FAX: 614/415-7188